SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 31 October 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------


1.1  Transaction in Own Shares released on 2 October 2007
1.2  Transaction in Own Shares released on 3 October 2007
1.3  Transaction in Own Shares released on 4 October 2007
1.4  Transaction in Own Shares released on 5 October 2007
1.5  Transaction in Own Shares released on 9 October 2007
1.6  Transaction in Own Shares released on 10 October 2007
1.7  Transaction in Own Shares released on 11 October 2007
1.8  Director/PDMR Shareholding released on 11 October 2007
1.9  Transaction in Own Shares released on 12 October 2007
2.0  Transaction in Own Shares released on 15 October 2007
2.1  Transaction in Own Shares released on 17 October 2007
2.2  Transaction in Own Shares released on 18 October 2007
2.3  Transaction in Own Shares released on 19 October 2007
2.4  Transaction in Own Shares released on 22 October 2007
2.5  Transaction in Own Shares released on 23 October 2007
2.6  Transaction in Own Shares released on 24 October 2007
2.7  Director/PDMR Shareholding released on 24 October 2007
2.8  Transaction in Own Shares released on 25 October 2007
2.9  Transaction in Own Shares released on 26 October 2007
3.0  Additional Listing released on 26 October 2007
3.1  Transaction in Own Shares released on 29 October 2007
3.2  Transaction in Own Shares released on 30 October 2007
3.3  Transaction in Own Shares released on 31 October 2007
3.4  Total Voting Rights released on 31 October 2007

Exhibit 1.1

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  2 October 2007



BP p.l.c. announces that on 1 October 2007, it purchased for cancellation 2,600,000 ordinary shares at prices between 562.50 pence and 567.00 pence per share.



Following the above transaction BP p.l.c. holds 1,941,749,455 ordinary shares in Treasury, and has 19,016,671,320 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.2


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 3 October 2007

BP p.l.c. announces that on 2 October 2007, it purchased for cancellation 2,600,000 ordinary shares at prices between 556.00 pence and 566.50 pence per share.

Following the above transaction BP p.l.c. holds 1,941,749,455 ordinary shares in Treasury, and has 19,014,310,120 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.3

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  4 October 2007


BP p.l.c. announces that on 3 October 2007, it purchased for cancellation 1,700,000 ordinary shares at prices between 549.50 pence and 558.00 pence per share.


Following the above transaction BP p.l.c. holds 1,941,749,455 ordinary shares in Treasury, and has 19,012,678,864 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.4


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 5 October 2007

BP p.l.c. announces that on 4 October 2007, it purchased for cancellation 1,731,966 ordinary shares at prices between 562.00 pence and 564.50 pence per share.

BP p.l.c. also announces that on 4 October 2007 it transferred to participants in its employee share schemes 82,852 ordinary shares at prices between 386.00 pence and 452.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,941,666,603 ordinary shares in Treasury, and has 19,011,066,062 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.5

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  9 October 2007



BP p.l.c. announces that on 8 October 2007, it purchased for cancellation 1,715,000 ordinary shares at prices between 568.50 pence and 572.75 pence per share.



Following the above transaction BP p.l.c. holds 1,941,666,603 ordinary shares in Treasury, and has 19,009,438,880 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.6


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 10 October 2007

BP p.l.c. announces that on 9 October 2007, it purchased for cancellation 223,901 ordinary shares at prices between 568.50 pence and 575.50 pence per share.

Following the above transaction, BP p.l.c. holds 1,941,666,603 ordinary shares in Treasury, and has 19,009,245,183 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.7

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  11 October 2007



BP p.l.c. announces that on 10 October 2007, it purchased for cancellation 1,927,883 ordinary shares at prices between 577.50 pence and 582.75 pence per share.



BP p.l.c. also announces that on 10 October 2007 it transferred to participants in its employee share schemes 64,515 ordinary shares at prices between 350.00 pence and 500.00 pence. These shares were previously held as treasury shares.



Following the above transactions BP p.l.c. holds 1,941,602,088 ordinary shares in Treasury, and has 19,007,585,725 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.8

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  11 October 2007

BP p.l.c. was advised on 10 October 2007 by Computershare Plan Managers that on 10 October 2007 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at GBP5.805 per share through participation in the BP ShareMatch UK Plan:-


Directors

Dr A.B. Hayward        60 shares
Mr I.C. Conn           60 shares


Persons Discharging Managerial Responsibilities

Mrs Vivienne Cox       60 shares


This notice is given in fulfillment of the obligation under DTR 3.1.4(1)(a)R.

Exhibit 1.9

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  12 October 2007


BP p.l.c. announces that on 11 October 2007, it purchased for cancellation 1,000,000 ordinary shares at prices between 582.00 pence and 594.00 pence per share.


Following the above transaction BP p.l.c. holds 1,941,602,088 ordinary shares in Treasury, and has 19,006,639,353 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.0


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 15 October 2007

BP p.l.c. announces that on 12 October 2007, it purchased for cancellation 293,689 ordinary shares at prices between 590.50 pence and 599.00 pence per share.


Following the above transaction BP p.l.c. holds 1,941,602,088 ordinary shares in Treasury, and has 19,006,588,446 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.1


BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  17 October 2007


BP p.l.c. announces that on 16 October 2007, it purchased for cancellation 1,500,000 ordinary shares at prices between 619.25 pence and 629.00 pence per share.


Following the above transaction BP p.l.c. holds 1,941,602,088 ordinary shares in Treasury, and has 19,006,237,628 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 18 October 2007

BP p.l.c. announces that on 17 October 2007, it purchased for cancellation 3,250,000 ordinary shares at prices between 616.00 pence and 625.00 pence per share.

BP p.l.c. also announces that on 17 October 2007 it transferred to participants in its employee share schemes 32,206 ordinary shares at prices between 350.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,941,569,882 ordinary shares in Treasury, and has 19,008,626,405 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 19 October 2007

BP p.l.c. announces that on 18 October 2007, it purchased for cancellation 3,500,000 ordinary shares at prices between 612.50 pence and 619.50 pence per share.

Following the above transaction BP p.l.c. holds 1,941,569,882 ordinary shares in Treasury, and has 19,007,331,357 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.4

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  22 October 2007



BP p.l.c. announces that on 19 October 2007, it purchased for cancellation 3,250,000 ordinary shares at prices between 612.00 pence and 626.50 pence per share.





Following the above transaction BP p.l.c. holds 1,941,569,882 ordinary shares in Treasury, and has 19,004,932,528 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.5


BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  23 October 2007

BP p.l.c. announces that on 22 October 2007, it purchased for cancellation 4,600,000 ordinary shares at prices between 602.0 pence and 609.5 pence per share.

Following the above transaction BP p.l.c. holds 1,941,569,882 ordinary shares in Treasury, and has 19,000,911,982 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.6

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  24 October 2007



BP p.l.c. announces that on 23 October 2007, it purchased for cancellation 3,350,000 ordinary shares at prices between 601.75 pence and 615.50 pence per share.



Following the above transaction BP p.l.c. holds 1,941,569,882 ordinary shares in Treasury, and has 18,998,001,576 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.7

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  24 October 2007

BP p.l.c. was notified on 24 October 2007 by Ms V. Cox, a person discharging managerial responsibility in BP p.l.c., that on 24 October 2007 she exercised an option to acquire 100,500 Executive Options at GBP4.22 and on that date disposed of 100,500 BP Ordinary shares (ISIN number GB0007980591) at a price of GBP6.15 per share.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 2.8

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  25 October 2007



BP p.l.c. announces that on 24 October 2007, it purchased for cancellation 2,000,000 ordinary shares at prices between 607.00 pence and 617.00 pence per share.



BP p.l.c. also announces that on 24 October 2007 it transferred to participants in its employee share schemes 102,480 ordinary shares at prices between 350.00 pence and 500.00 pence. These shares were previously held as treasury shares.



Following the above transactions BP p.l.c. holds 1,941,467,402 ordinary shares in Treasury, and has 18,996,818,026 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.9

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  26 October 2007



BP p.l.c. announces that on 25 October 2007, it purchased for cancellation 2,000,000 ordinary shares at prices between 611.50 pence and 619.00 pence per share.

Following the above transaction BP p.l.c. holds 1,941,467,402 ordinary shares in Treasury, and has 18,994,983,142 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 3.0


26 October 2007

BP p.l.c. -  Additional Listing
BP p.l.c. -  26 October 2007

                            BP p.l.c.("the Company")

                    ---------------------------------------


Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 50,000,000 Ordinary shares of US$0.25 each ("shares") to be admitted to the Official List.

It is expected that admission will be granted on 30 October 2007 and trading will commence on 31 October 2007.

These shares are being reserved under a block listing and will be issued pursuant to the following scheme(s):


Schemes                                                         Shares

EXECUTIVE SHARE OPTION SCHEMES                               50,000,000



When issued these shares will rank pari passu with the existing Ordinary shares.

Exhibit 3.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 29 October 2007

BP p.l.c. announces that on 26 October 2007, it purchased for cancellation 400,000 ordinary shares at prices between 619.00 pence and 630.50 pence per share.

Following the above transaction BP p.l.c. holds 1,941,467,402 ordinary shares in Treasury, and has 18,995,054,210 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 3.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 30 October 2007

BP p.l.c. announces that on 29 October 2007, it purchased for cancellation 1,600,000 ordinary shares at prices between 631.50 pence and 637.00 pence per share.

Following the above transaction BP p.l.c. holds 1,941,467,402 ordinary shares in Treasury, and has 18,994,004,075 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 3.3

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  31 October 2007


BP p.l.c. announces that on 30 October 2007, it purchased for cancellation 1,925,000 ordinary shares at prices between 622.00 pence and 634.50 pence per share.



Following the above transaction BP p.l.c. holds 1,941,467,402 ordinary shares in Treasury, and has 18,992,395,813 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 3.4

BP p.l.c. -  Total Voting Rights
BP p.l.c. -  31 October 2007



BP p.l.c.



         Voting Rights and Capital - Transparency Directive Disclosure



                                                          London 31 October 2007


Pursuant to transitional provision 6 of the Transparency Directive:-



- The issued share capital of BP p.l.c. comprised 18,996,320,813 ordinary shares par value US$0.25 per share, excluding shares held in treasury and those bought back for cancellation, and 12,706,252 preference shares, par value GBP1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every GBP5 in nominal capital held and ordinary shares have one vote for every share held.



- The total number of voting rights in BP p.l.c. is 19,001,403,313. This figure excludes (i) 1,941,467,402 ordinary shares which have been bought back and held in treasury by BP; and (ii) 172,632,776 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.



This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated:05 November 2007                        /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary